SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) # 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Register 1431 - 1

SUMMARY OF THE MINUTES OF THE 110th ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba – State of Paraná. 2. DATE AND TIME: September 26, 2005 – at 02:30 pm. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi - Secretary. 4. AGENDA AND DELIBERATIONS:

I. approved, by unanimous vote, the Conduct Evaluation Committee amendments; such amendments include the renaming of the Committee, which hereinafter shall be called Ethical Advisory Committee, the establishment of majority vote as quorum for resolution, and the Committee’s conversion into a joint committee whose expenses are foreseen in the presidency budget; in the next meeting, the prerequisites one has to meet in order to compose the above-mentioned Committee and, eventually, the revision of the number of members shall be presented; II. approved, by unanimous vote, the strategic planning goals and objectives arising from the guidelines approved in the previous meeting; the adjustment of these goals and objectives to the Company’s budget should be subsequently presented to the Board of Directors; III. approved, by unaninmous vote, the distribution of an additional amount as profit sharing - in compliance with the specific agreement – which should be added to the amount to be paid referring to 2005 results, to be paid in advance, whereupon this approval, as a 2004 difference, justified by the fact that IASC, the ANEEL Index of Customer Satisfaction which composes Idg (index for the verification of the total profit sharing amount) was only completed in July, 2005. This difference should be acconted for along with the profit sharing program amount verified in 2005 to be paid in 2006, being, therefore appropriate to the fiscal year’s result; IV. deliberated, by unanimous vote, that Copel Amec S.C. dissolution shall be submitted to the analysis of the Chief Financial Officer and, if necessary, to the Chief Legal Officer and that this issue should be thouroughly analyzed; and V. informed and justified that, as a result of the resolution taken in the last Board of Director’s Meeting, the Board decided in favor of capital contribution in Escoeletric Ltda.

5. SIGNATURES: JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman; RUBENS GHILARDI - Secretary; ACIR PEPES MEZZADRI; LAURITA COSTA ROSA; MARIA APARECIDA RODRIGUES PLAÇA; ROGÉRIO DE PAULA QUADROS; SÉRGIO BOTTO DE LACERDA.

Full text of the Minutes for Copel’s 110th Extraordinary Board of Director’s Meeting was drawn up in the Company’s Book #06, registered with the Board of Trade of Paraná State under #05/095391-5, on 08.08.2005.

RUBENS GHILARDI
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.